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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                SHOWPOWER, INC.
                           (Name of Subject Company)
                             ---------------------

                           GE POWER ACQUISITION CORP.
                          A Wholly Owned Subsidiary Of
                            GE ENERGY SERVICES, INC.
                   And An Indirect Wholly Owned Subsidiary Of
                            GENERAL ELECTRIC COMPANY
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class of Securities)
                                  825396 10 4
                     (Cusip Number of Class of Securities)
                             BRIGGS L. TOBIN, ESQ.
                            GENERAL ELECTRIC COMPANY
                             4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                                 (770) 859-6000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                             ---------------------

                                    Copy To
                            C. WILLIAM BAXLEY, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600
                             ---------------------

                               DECEMBER 20, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                           STATEMENT ON SCHEDULE 13D)
                             ---------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE*
------------------------------------------------------------------------------------------------------------------
                      $27,382,894                                                  $5,477
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase of 3,911,842 shares of Common Stock, par value $.01 per share, of Showpower, Inc. at $7.00 per share. Such number includes all outstanding shares as of December 17, 1999, and assumes the exercise of all in-the-money stock options to purchase shares of Common Stock which are outstanding as of such date.

     [ ] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Filing Party:
Form or Registration No.:                Date Filed:

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
                                                                    Page  2 of 8

                            SCHEDULES 14D-1 AND 13D

CUSIP NO. 825396104

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1.  NAME OF REPORTING PERSON: GE POWER ACQUISITION CORP.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 582510381

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (A) [X]
                                                                    (B) [ ]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS:

     AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F):

     N/A                                                                [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     DELAWARE
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,490,374 SHARES*
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

     N/A                                                                [ ]
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     43.6% OF THE SHARES ISSUED AND OUTSTANDING AS OF DECEMBER 17, 1999*
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10. TYPE OF REPORTING PERSON:

     CO
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* See second paragraph on page 5.

                            SCHEDULES 14D-1 AND 13D

CUSIP NO. 825396104

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1.  NAME OF REPORTING PERSON: GE ENERGY SERVICES, INC.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 58-2389698

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (A) [X]
                                                                    (B) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS:

     AF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F):

     N/A                                                                [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,490,374 SHARES*
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

     N/A                                                                [ ]
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     43.6% OF THE SHARES ISSUED AND OUTSTANDING AS OF DECEMBER 17, 1999*
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON:

     CO
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* See second and third paragraphs on page 5.

                            SCHEDULES 14D-1 AND 13D

CUSIP NO. 825396104

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1.  NAME OF REPORTING PERSON: GENERAL ELECTRIC COMPANY
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 14-0689340

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (A) [X]
                                                                    (B) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

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4.  SOURCE OF FUNDS:

     WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(E) OR 2(F):                                                       [X]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     NEW YORK
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,490,374 SHARES*
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:

                                                                        [ ]
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     43.6% OF THE SHARES ISSUED AND OUTSTANDING AS OF DECEMBER 17, 1999*
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON:

     CO
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* See second and third paragraphs on page 5.

     This Statement relates to a tender offer by GE Power Acquisition Corp. (formerly known as Emmy Acquisition Corp.), a Delaware corporation (the "Offeror") and a wholly owned subsidiary of GE Energy Services, Inc., a Delaware corporation (the "Parent"), which is a wholly owned subsidiary of General Electric Company, a New York corporation ("General Electric"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Showpower, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference. This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by the Offeror and Parent of beneficial ownership of Shares subject to the Tender Agreements (as hereinafter defined). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

     The Offeror and Parent have entered into Tender Agreements dated as of December 17, 1999 (the "Tender Agreements"), with certain stockholders of the Company (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders have agreed to tender an aggregate of 1,490,374 Shares owned by them (the "Committed Shares") pursuant to the Offer and certain Tendering Stockholders have agreed to vote their portion of such Committed Shares in favor of the Merger (as defined herein) and otherwise in the manner directed by the Offeror. In addition, the Offeror, Parent and each of the Tendering Stockholders have entered into an Indemnification Agreement dated as of December 17, 1999 (the "Indemnification Agreements") pursuant to which the Tendering Stockholders have agreed, among other things, to indemnify the Offeror and Parent with respect to third party claims arising out of or relating to breaches of the representations and warranties contained in the Merger Agreement dated as of December 17, 1999 among Parent, Offeror and the Company (the "Merger Agreement"), subject to limitations set forth in such Indemnification Agreements. The Offeror and Parent disclaim ownership of the Committed Shares.

     Additional information about the Tender Agreements and the Indemnification Agreements is contained in Section 13 ("The Merger Agreement; the Tender Agreements; the Indemnification Agreements and Certain Other Agreements") of the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Showpower, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): Except as set forth in Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase, which is incorporated herein by reference, none of the Offeror, Parent, General Electric nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement; the Tender Agreements; the Indemnification Agreements and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") and
Section 13 ("The Merger Agreement; the Tender Agreements; the Indemnification Agreements and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement; the Tender Agreements; the Indemnification Agreements and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 13 ("The Merger Agreement; the Tender Agreements; the Indemnification Agreements and Certain Other Agreements") of the Offer to Purchase is incorporated by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Certain Effects of the Transaction on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and in the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated December 27, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Announcement, dated December 27, 1999.

     (a)(8) Press Release issued by the Parent and the Company on December 20, 1999.

     (a)(9) Press Release issued by the Parent and the Company on December 27, 1999.

     (c)(1) Agreement and Plan of Merger, dated as of December 17, 1999, among Parent, the Offeror and the Company.

     (c)(2) Form of Tender Agreement, dated as of December 17, 1999, among each of the Tendering Stockholders, the Offeror and Parent.

     (c)(3) Form of Indemnification Agreement, dated as of December 17, 1999, among each of the Tendering Stockholders, the Offeror and Parent.

     (c)(4) Employment Letter Agreement, dated as of December 17, 1999, between GE Energy Systems Rentals and John Campion.

     (c)(5) Employment Letter Agreement, dated as of December 17, 1999, between GE Energy Systems Rentals and Laurence Anderson.

     (c)(6) Power of Attorney, dated as of February 8, 1999.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: December 27, 1999
                                          General Electric Company

                                          By:        /s/ JANET BEDOL
                                            ------------------------------------
                                            Name: Janet Bedol
                                            Title: Attorney-in-Fact and
                                              Associate
                                            Securities Counsel

                                          GE Energy Services, Inc.

                                          By:        /s/ C.F. CARSON
                                            ------------------------------------
                                            Name: C.F. Carson
                                            Title: Chief Financial Officer

                                          GE Power Acquisition Corp.

                                          By:        /s/ C.F. CARSON
                                            ------------------------------------
                                            Name: C.F. Carson
                                            Title: Chief Financial Officer